UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

February 4th, 2005

“The Value Networking Company”

(KSE : 30200 / NYSE : KTC)

4th Quarter 2004

Preliminary Earnings Commentary

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of December 31, 2003 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of December 31, 2004 will be filed with the Korea Financial Supervisory Commission in March 31, 2005.

Final 3rd quarter 2004 figures are provided in the table below, compared with the third quarter preliminary earnings.

(KRW, billion)	3Q 2004 (Final)	3Q 2004 (Preliminary)	Change
Operating Revenues	2,922.5	2,922.5	0
Operating Expenses	2,411.9	2,411.9	0
Operating Income	510.6	510.6	0
EBITDA	1,093.2	1,093.2	0
Net Income	304.2	310.3	-6.1

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel :	82-31-727-0931~4
Fax :	82-31-727-0949
E-mail:	takim@kt.co.kr

I. Financial Highlights

A. Summary of Income Statement

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	%Δ		amount	%Δ
Revenue	2,871.2	2,922.5	-51.4	-1.8%	2,862.8	8.3	0.3%
Operating Expense	2,583.9	2,411.9	172.0	7.1%	2,473.7	110.2	4.5%
o Depreciation	628.6	582.6	46.0	7.9%	691.1	-62.5	-9.0%
o Labor	572.7	562.9	9.8	1.7%	541.0	31.7	5.9%
o Commissions	174.8	162.7	12.1	7.5%	180.8	-6.0	-3.3%
o Sales promotion	105.7	87.2	18.5	21.2%	73.3	32.4	44.2%
o Sales commission	68.2	70.8	-2.6	-3.7%	31.4	36.8	117.1%
o Provision for doubtful accounts	100.7	50.0	50.8	101.6%	112.4	-11.7	-10.4%
o Advertising	37.8	31.1	6.7	21.7%	48.8	-11.0	-22.5%
o Repairs and maintenance	102.8	124.1	-21.3	-17.1%	139.8	-37.0	-26.4%
o Cost of goods sold	77.5	79.0	-1.6	-2.0%	50.1	27.4	54.6%
o Cost of service provided	473.8	449.6	24.2	5.4%	403.4	70.4	17.5%
- Cost of service	125.9	145.1	-19.2	-13.2%	127.0	-1.1	-0.9%
- LM interconnection	241.3	193.5	47.8	24.7%	185.7	55.6	29.9%
- International settlement	50.4	52.4	-2.0	-3.9%	42.3	8.1	19.1%
- Cost of SI/NI service	56.2	58.6	-2.3	-4.0%	48.4	7.8	16.2%
o R&D	85.9	64.0	21.9	34.1%	69.7	16.2	23.3%
o Others	155.4	148.0	7.4	5.0%	131.9	23.5	17.8%
Operating Income	287.2	510.6	-223.3	-43.7%	389.1	-101.9	-26.2%
Operating Margin	10.0%	17.5%	-7.5% P		13.6%	-3.6% P
EBITDA	915.9	1,093.2	-177.3	-16.2%	1,080.2	-164.3	-15.2%
EBITDA Margin	31.9%	37.4%	-5.5% P		37.7%	-5.8% P
Non-operating Income	659.6	92.6	567.1	612.7%	-15.0	674.6	N/A
o Gain on disposition of investments	7.8	2.7	5.1	191.6%	0.6	7.2	1200.8%
o Interest income	36.5	28.8	7.7	26.6%	12.9	23.6	182.8%
o FX transaction gain	7.7	1.2	6.5	554.5%	4.2	3.5	82.9%
o FX translation gain	513.8	8.6	505.2	5882.6%	-56.5	570.3	N/A
o USO fund	62.3	14.5	47.8	329.4%	-12.2	74.5	N/A
o Others	31.5	36.8	-5.3	-14.3%	36.0	-4.5	-12.4%
Non-operating Expense	389.8	223.7	166.1	74.3%	297.7	92.1	30.9%
o Interest expense	114.1	124.5	-10.4	-8.3%	104.4	9.7	9.3%
o FX transaction loss	16.2	2.4	13.8	582.6%	2.7	13.5	499.7%
o FX translation loss	54.3	0.8	53.5	6681.7%	-3.0	57.3	N/A
o Loss on equity method	40.5	17.8	22.7	127.5%	43.6	-3.1	-7.2%
- KTF earning contribution	48.0	22.9	25.1	109.6%	52.8	-4.8	-9.1%
- Amortization expense on goodwill	-48.8	-89.9	41.1	N/A	-85.1	36.3	N/A
- Other subsidiaries	-37.7	-12.5	-25.2	N/A	3.8	-41.5	N/A
o Loss on disposition of fixed assets	26.2	20.6	5.6	27.4%	28.1	-1.9	-6.6%
o Others	138.5	57.6	80.9	140.3%	121.9	16.6	13.6%
Ordinary Income	557.1	379.5	177.6	46.8%	76.4	480.7	629.0%
Income Tax Expense	160.9	75.3	85.6	113.7%	-5.2	166.1	N/A
Net Income	396.2	304.2	92.0	30.2%	81.6	314.6	385.4%
EPS (won)
EPS	1,880	1,443	437	30.3%	382	1,498	392.1%
Diluted EPS	1,733	1,231	502	40.8%	348	1,385	398.0%

Items under Loss on Equity Method are expressed as positive for gains and negative for losses for convenience.

B. Summary of Balance Sheet

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	%Δ		amount	%Δ
Total Assets	20,068.2	20,563.0	-494.8	-2.4%	19,573.2	495.0	2.5%
Current assets	5,295.7	5,171.4	124.2	2.4%	3,360.5	1,935.2	57.6%
o Quick assets	5,195.0	5,052.7	142.3	2.8%	3,203.6	1,991.4	62.2%
- Cash and cash equivalents	3,126.2	2,645.1	481.1	18.2%	933.3	2,192.9	235.0%
o Inventories	100.7	118.7	-18.0	-15.2%	156.9	-56.2	-35.8%
Non-current assets	14,772.6	15,391.6	-619.0	-4.0%	16,212.7	-1,440.1	-8.9%
o Investments	3,836.4	4,456.1	-619.7	-13.9%	4,719.3	-882.9	-18.7%
- KTF shares	2,428.1	2,435.2	-7.2	-0.3%	2,643.6	-215.5	-8.2%
- Deferred income tax assets	204.8	326.2	-121.3	-37.2%	313.9	-109.1	-34.7%
- Long-term loans	443.2	499.3	-56.1	-11.2%	592.9	-149.7	-25.2%
- Others	760.3	1,195.5	-435.2	-36.4%	1,168.9	-408.6	-35.0%
o Tangible assets	10,637.1	10,702.0	-65.0	-0.6%	11,245.6	-608.5	-5.4%
o Intangible assets	299.1	233.4	65.7	28.1%	247.8	51.3	20.7%
Total Liabilities	12,621.7	13,498.9	-877.2	-6.5%	12,760.5	-138.8	-1.1%
Current liabilities	6,098.2	4,784.9	1,313.4	27.4%	3,491.9	2,606.3	74.6%
o Interest-bearing debts	3,995.9	2,707.9	1,288.0	47.6%	1,304.3	2,691.6	206.4%
o Accounts payable	683.5	557.7	125.9	22.6%	893.3	-209.8	-23.5%
o Others	1,418.8	1,519.3	-100.5	-6.6%	1,294.3	124.5	9.6%
Long-term liabilities	6,523.5	8,714.0	-2,190.5	-25.1%	9,268.6	-2,745.1	-29.6%
o Interest-bearing debts	5,038.8	7,147.2	-2,108.4	-29.5%	7,716.6	-2,677.8	-34.7%
o Installation deposit	1,087.3	1,115.3	-28.0	-2.5%	1,229.7	-142.4	-11.6%
o Others	397.4	451.5	-54.1	-12.0%	322.3	75.1	23.3%
Total Stockholders’ Equity	7,446.5	7,064.1	382.4	5.4%	6,812.7	633.8	9.3%
Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
Retained earnings	8,399.1	8,003.0	396.2	5.0%	7,775.9	623.2	8.0%
Capital adjustment	-3,953.9	-3,940.1	-13.8	N/A	-3,964.5	10.6	N/A
Total Interest-bearing Debt	9,034.7	9,855.2	-820.5	-8.3%	9,020.9	13.8	0.2%
Net Debt	5,908.5	7,210.0	-1,301.5	-18.1%	8,087.6	-2,179.1	-26.9%
Net Debt / Total Stockholders’ Equity	79.3%	102.1%	-22.7% p		118.7%	-39.4% P

1. Assets: KRW 20,068.2 billion, a decrease of 494.8 billion (2.4%) from the previous quarter

•	Current assets increased due to increase in cash flow from operating activities and foreign currency holdings, which is for the redemption of USD denominated EB and BW maturing in January 2005.

•	Non-current assets decreased due to reclassification of KTF CB as current assets (347.8 billion won) and loss from reduction in deferred income tax assets.

2. Liabilities: KRW 12,621.7 billion, a decrease of 877.2 billion (6.5%) from the previous quarter

•	Current liabilities increased as current portion of long term debt rose mainly due to exercise of USD denominated EB put-option.

•	Approximately KRW 500 billion of liabilities decreased due to appreciation of Korean Won against US dollar in 4Q.

II. Operating Results

A. Revenues

1. Overview

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Revenue	2,871.2	2,922.5	-51.4	-1.8%	2,862.8	8.3	0.3%
o Internet access	628.2	624.2	4.0	0.6%	583.6	44.6	7.6%
o Internet application	50.3	55.2	-4.9	-8.8%	33.0	17.3	52.3%
o Data	340.5	343.0	-2.5	-0.7%	342.5	-2.0	-0.6%
o Telephone	1,110.7	1,106.3	4.4	0.4%	1,149.2	-38.5	-3.3%
o LM	446.3	454.3	-8.0	-1.8%	496.7	-50.4	-10.1%
o Wireless	194.2	244.2	-50.0	-20.5%	167.8	26.5	15.8%
o Satellite	29.3	29.5	-0.3	-0.9%	30.1	-0.8	-2.8%
o Real estate	20.0	18.1	1.9	10.5%	13.7	6.2	45.5%
o Others	51.8	47.9	3.9	8.1%	46.2	5.5	11.9%

•	In the fourth quarter of 2004, revenue increased compared to the corresponding period of 2003 due to growth in the number of broadband and PCS resale subscribers.

•	Compared to the third quarter of 2004, total operating revenue decreased. Decrease in sales of PCS handsets and the lowering of land-to-mobile tariff, starting from September 1, were the main factors behind the revenue decline.

2. Internet Revenue

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Internet Access	628.2	624.2	4.0	0.6%	583.6	44.6	7.6%
o Broadband	558.0	545.4	12.6	2.3%	517.5	40.5	7.8%
- Megapass	529.4	524.5	4.9	0.9%	502.2	27.2	5.4%
- Nespot	28.6	20.9	7.7	36.8%	15.3	13.3	86.9%
o Kornet	69.3	77.6	-8.3	-10.7%	64.4	4.9	7.6%
o Others	0.9	1.1	-0.2	-21.9%	1.7	-0.8	-49.1%
Internet Application	50.3	55.2	-4.9	-8.8%	33.0	17.3	52.3%
o IDC	25.9	23.2	2.7	11.5%	17.4	8.5	48.6%
o Bizmeka	12.9	18.5	-5.6	-30.2%	7.9	5.0	63.1%
o Others	11.5	13.5	-2.0	-14.6%	7.7	3.8	49.5%
Broadband Subscriber No. (’000)	6,078	6,005	73	1.2%	5,589	489	8.7%
Nespot Subscriber No. (’000)	418	404	14	3.5%	344	74	21.5%

•	Internet access revenue continued its increasing trend, topping 3Q 2004 and 4Q 2003 by 0.6% and 7.6%, respectively. This can be explained by an increase in the number of Megapass subscribers boosted by VDSL.

•	Internet application revenue showed improvement aided by higher demand for IDC (Internet Data Center) servers and increasing number of Bizmeka subscribers (2003. 4Q 32,543 → 2004. 4Q 61,750), compared to the fourth quarter of 2003. Compared to the third quarter of 2004, “Marketplace,” one of the B2B services of Bizmeka, caused decrease in Internet application revenue due to decrease in transactions among companies as they reduced expenses at the end of the year, affected by general economic downturn.

3. Telephone Revenue

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Telephone Revenue	1,110.7	1,106.3	4.4	0.4%	1,149.2	-38.5	-3.3%
Subscriber Connection	394.1	339.8	54.4	16.0%	351.3	42.8	12.2%
o Subscription fee	17.0	17.4	-0.5	-2.6%	26.9	-9.9	-36.9%
o Basic monthly fee	282.4	284.3	-1.9	-0.7%	285.8	-3.4	-1.2%
o Installation	10.2	8.8	1.4	15.7%	12.4	-2.2	-17.9%
o Interconnection	84.5	29.2	55.3	189.2%	26.2	58.4	222.8%
o Others	0.0	0.0	0.0	N/A	0.0	0.0	N/A
Local	277.2	292.4	-15.2	-5.2%	308.9	-31.7	-10.3%
o Usage	205.3	207.2	-1.9	-0.9%	234.3	-29.0	-12.4%
o Interconnection	23.4	38.2	-14.8	-38.7%	35.6	-12.2	-34.3%
o Others	48.4	47.0	1.5	3.1%	39.0	9.4	24.2%
Domestic Long Distance	180.3	213.3	-33.0	-15.5%	231.5	-51.1	-22.1%
o Usage	196.5	197.2	-0.7	-0.4%	219.4	-22.9	-10.5%
o Interconnection	-16.5	15.8	-32.3	N/A	11.7	-28.2	-240.8%
o Others	0.4	0.4	0.0	2.1%	0.3	0.0	10.2%
International Long Distance	58.5	60.5	-2.1	-3.4%	64.8	-6.3	-9.7%
International settlement	44.5	43.7	0.8	1.7%	36.5	8.0	21.9%
VoIP	4.1	4.7	-0.6	-12.3%	2.6	1.5	56.7%
VAS	83.5	84.5	-1.1	-1.3%	89.5	-6.1	-6.8%
Public telephone	11.1	13.1	-2.0	-15.3%	14.7	-3.7	-25.0%
114 Phone directory service	31.6	32.0	-0.4	-1.2%	30.8	0.9	2.9%
Others	25.8	22.2	3.7	16.5%	18.6	7.2	38.9%

•	Revenue from telephone business was tending downwards due to drop in revenue from subscription fee as the number of subscribers fell, and overall decline in traffic volume. However, we note that the decreasing rate has substantially subsided.

•	On the other hand, interconnection revenue increased due to the change in land-to-land, mobile-to-land interconnection rate in September 2004.

4. LM (Land to Mobile) Interconnection Revenue

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %

LM revenue	446.3	454.3	-8.0	-1.8%	496.7	-50.4	-10.1%
LM interconnection cost	241.3	193.5	47.8	24.7%	185.7	55.6	29.9%

•	LM revenue fell. Main factors were the 2.2% tariff cut in effect as of September 1, 2004 coupled with the offering of 5 minute free call per month until November 2005.

•	It takes about three months for operators to verify the actual volume of LM traffic. Thus, KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This contributes an increase in LM interconnection cost in 4Q compare to the previous quarter.

< Quarterly LM Interconnection Cost >

(KRW billion)

Classification	2004 1Q	2004 2Q	2004 3Q	2004 4Q

LM Interconnection Cost	224.7	210.1	193.5	241.3

5. Data Revenue

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Data	340.5	343.0	-2.5	-0.7%	342.5	-2.0	-0.6%
o Leased Line	294.1	298.2	-4.1	-1.4%	293.6	0.5	0.2%
- Local	126.8	130.2	-3.5	-2.7%	115.1	11.7	10.2%
- Domestic long distance	85.5	89.7	-4.2	-4.6%	102.0	-16.5	-16.2%
- International long distance	4.6	4.4	0.3	5.8%	5.3	-0.7	-13.3%
- Broadcasting & others	77.2	73.9	3.3	4.4%	71.2	6.0	8.4%
o Other Data	46.4	44.8	1.6	3.6%	48.9	-2.5	-5.1%
- Packet date	4.4	4.7	-0.3	-5.9%	7.3	-2.9	-39.9%
- National network ATM	21.3	22.8	-1.4	-6.3%	19.5	1.9	9.5%
- Others	20.7	17.3	3.3	19.3%	22.1	-1.4	-6.4%

•	Data revenue is getting stabilized due to higher demand for our local leased lines by mobile operators with increased usage of wireless date.

6. Wireless Revenue

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %

Wireless Revenue	194.2	244.2	-50.0	-20.5%	167.8	26.5	15.8%
o PCS resale	191.0	239.6	-48.6	-20.3%	166.9	24.1	14.5%
- PCS service	187.0	183.7	3.3	1.8%	122.5	64.6	52.7%
- Handset sales	3.9	55.9	-51.9	-93.0%	44.4	-40.5	-91.2%
o Other wireless revenue	3.3	4.6	-1.4	-29.5%	0.9	2.3	256.4%
PCS Resale Expense	112.0	149.0	-37.0	-24.8%	103.1	8.9	8.6%
- Cost of handset	43.8	57.4	-13.7	-23.8%	51.6	-7.8	-15.2%
- KTF network usage cost	68.2	91.5	-23.3	-25.5%	51.5	16.7	32.4%
Resale Subscribers (’000)	2,230	2,234	-4.0	-0.2%	1,555	675	43.4%

•	Wireless revenue was down from the previous quarter of 2004 as a result of lower handset sales. Compared to the fourth quarter of 2003, wireless revenue increased due to higher usage as the number of PCS resale subscribers increased.

•	KTF network usage cost in 4Q decreased as a result of adoption of settlement for volume discount over 200 million minutes/month reduction (89.39 won/min → 87.09 won/min) and retroactive adjustment made in 4Q.

7. Satellite and Other Revenues

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %

Satellite	29.3	29.5	-0.3	-0.9%	30.1	-0.8	-2.8%
Real estate	20.0	18.1	1.9	10.5%	13.7	6.2	45.5%
Others	51.8	47.9	3.9	8.1%	46.2	5.5	11.9%
o SI/NI	48.9	47.5	1.4	3.0%	47.2	1.8	3.8%

B. Operating Expenses

1. Overview

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Operating Expense	2,583.9	2,411.9	172.0	7.1%	2,473.7	110.2	4.5%
o Labor	572.7	562.9	9.8	1.7%	541.0	31.7	5.9%
o Depreciation	628.6	582.6	46.0	7.9%	691.1	-62.5	-9.0%
o Commissions	174.8	162.7	12.1	7.5%	180.8	-6.0	-3.3%
o Sales promotion	105.7	87.2	18.5	21.2%	73.3	32.4	44.2%
o Sales commission	68.2	70.8	-2.6	-3.7%	31.4	36.8	117.1%
o Provision for doubtful accounts	100.7	50.0	50.8	101.6%	112.4	-11.7	-10.4%
o Advertising	37.8	31.1	6.7	21.7%	48.8	-11.0	-22.5%
o Repairs and maintenance	102.8	124.1	-21.3	-17.1%	139.8	-37.0	-26.4%
o Cost of goods sold	77.5	79.0	-1.6	-2.0%	50.1	27.4	54.6%
o Cost of service provided	473.8	449.6	24.2	5.4%	403.4	70.4	17.5%
o Others	241.3	212.0	29.3	13.8%	201.6	39.7	19.7%

•	Operating expense increased slightly, compared to the third quarter of 2004 and the fourth quarter of 2003. Main factors were increases in depreciation resulting from increased CAPEX, marketing expenses to promote handsets such as Ann, Nespot Swing, and Du:, and provision for doubtful accounts.

•	“Ann” is a newly introduced handset which applied convenient features of mobile handset to cordless phone.

2. Labor Expense

(KRW billion)

	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
Classification			amount	Δ %		amount	Δ %
Total Labor Expense	572.7	562.9	9.8	1.7%	541.0	31.7	5.9%
o Salaries & Wages	411.8	406.8	5.0	1.2%	401.9	9.9	2.5%
- Salaries	252.7	249.5	3.2	1.3%	236.9	15.8	6.7%
- Wages	157.4	156.5	0.9	0.6%	164.0	-6.6	-4.0%
* Over-time payment	30.6	31.8	-1.3	-3.9%	35.6	-5.0	-14.2%
* Performance-based bonus	88.9	109.6	-20.7	-18.9%	97.3	-8.4	-8.6%
o Employee Benefits	116.1	107.3	8.9	8.3%	113.8	2.3	2.1%
- Bonus	34.0	31.1	2.9	9.4%	34.5	-0.5	-1.4%
o Provision for Retirement	44.7	48.8	-4.0	-8.3%	25.3	19.4	76.8%

•	Labor expense increased as a result of increases in basic salary (2% over 2003) in accordance with collective bargaining agreement in the third quarter of 2004 and provision for retirement.

•	The reason for lower provision for retirement in the fourth quarter of 2003 is that allowance for employee retirement benefits is temporarily decreased as a result of the employee downsizing implemented in September 2003.

3. Depreciation

(KRW billion)

	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
Classification			amount	Δ %		amount	Δ %
Depreciation	628.6	582.6	46.0	7.9%	691.1	-62.5	-9.0%

< CAPEX Spending >

(KRW billion)

Classification	2004 1Q	2004 2Q	2004 3Q	2004 4Q
CAPEX	192.6	520.6	561.4	543.9
Depreciation	557.4	510.5	582.6	628.6

4. Commissions

(KRW billion)

	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
Classification			amount	Δ %		amount	Δ %
Total Commissions	174.8	162.7	12.1	7.5%	180.8	-6.0	-3.3%
o Commissions to KT Linkus	28.4	27.6	0.7	2.7%	32.3	-3.9	-12.2%
o Commissions to 114 Phone Directory	33.5	31.0	2.5	8.0%	33.0	0.5	1.4%
o Commissions to Call Center	28.0	28.9	-0.9	-3.2%	28.3	-0.3	-1.2%
o Others	85.0	75.2	9.8	13.1%	87.2	-2.2	-2.5%

5. Sales Promotion, Sales Commission, Provision for Doubtful Accounts, Advertising

(KRW billion)

	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
Classification			amount	Δ %		amount	Δ %
Sales Promotion	105.7	87.2	18.5	21.2%	73.3	32.4	44.2%
Sales Commission	68.2	70.8	-2.6	-3.7%	31.4	36.8	117.1%
Provision for Doubtful Accounts	100.7	50.0	50.8	101.6%	112.4	-11.7	-10.4%
Advertising	37.8	31.1	6.7	21.7%	48.8	-11.0	-22.5%

•	Sales promotion increased due to intensified sales activities to vitalize newly introduced handsets, such as Ann, Nespot Swing, Du: in the fourth quarter of 2004.

•	Sales commission increased compared to the corresponding period of 2003 due to temporary rehiring of ex-employee as sales agent for 1 year.

•	Provision for doubtful accounts increased due to write-off delinquent accounts of KRW 102.9 billion.

< Allowance and Provision for Doubtful Accounts >

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 2Q	2004 1Q	2003 4Q	2003 3Q	2003 2Q
Account Receivable	2,178.9	2,529.9	2,508.9	2,444.0	2,329.8	2,310.4	2,398.0
Allowance for Doubtful Accounts	532.9	523.6	503.3	484.8	465.8	418.3	344.4
Allowance Rate	24.5%	20.7%	20.1%	19.8%	20.0%	18.1%	14.4%
Provision for Doubtful Accounts	100.7	50.0	49.1	39.2	112.4	79.6	60.6
Write-off	102.9	29.5	30.6	20.2	64.9	5.7	20.1

6. Repairs and Maintenance

(KRW billion)

	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
Classification			amount	Δ %		amount	Δ %
Repairs & Maintenance	102.8	124.1	-21.3	-17.1%	139.8	-37.0	-26.4%

•	Repairs and Maintenance cost for strengthen the competitiveness was intensified in the first half in response to FNP implementation began in Seoul and Busan in the second half of 2004; thus, it decreased in 4Q.

7. Cost of Goods Sold

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Cost of Goods Sold	77.5	79.0	-1.6	-2.0%	50.1	27.4	54.6%
o PCS Handset Cost	43.8	57.4	-13.7	-23.8%	51.6	-7.8	-15.2%
o Wireless LAN Card	1.7	1.6	0.1	3.8%	-6.2	7.9	N/A
o PDA and Notebook	15.2	12.8	2.4	18.7%	3.5	11.7	335.1%
o Others	16.8	7.2	9.7	134.9%	1.2	15.6	1300.5%

•	Cost of goods sold increased compared to fourth quarter of 2003. This was mainly due to a rise in handset cost driven by newly introduced handsets such as Ann, Nespot Swing, and Du: and server sales in conjunction with the enTUM service

8. Cost of Services Provided

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Cost of Service Provided	473.8	449.6	24.2	5.4%	403.4	70.4	17.5%
o Cost of Service	125.9	145.1	-19.2	-13.2%	127.0	-1.1	-0.9%
- PCS resale network cost to KTF	68.2	91.5	-23.3	-25.5%	51.5	16.7	32.4%
- B&A service cost	15.7	16.3	-0.7	-4.3%	25.6	-9.9	-38.9%
- Others	42.0	37.3	4.8	12.8%	49.9	-7.9	-15.7%
o SI/NI Service Cost	56.2	58.6	-2.3	-4.0%	48.4	7.8	16.2%
o International Settlement Cost	50.4	52.4	-2.0	-3.9%	42.3	8.1	19.1%
o LM Interconnection Cost	241.3	193.5	47.8	24.7%	185.7	55.6	29.9%

•	Cost of services provided increased due to an increase in land-to-mobile interconnection cost, compared to the third quarter of 2004 and the fourth quarter of 2003. It takes about three months for operators to verify the actual volume of LM traffic. Thus, KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments the following quarter. This contributes an increase in LM interconnection cost in 4Q compare to the previous quarter.

•	PCS resale network cost to KTF in 4Q decreased as a result of adoption of settlement for volume discount over 200 million minutes/month reduction (89.39 won/min → 87.09 won/min) and retroactive adjustment made in 4Q.

C. Non-Operating Revenues

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Non-Operating Revenue	659.6	92.6	567.1	612.7%	-15.0	674.6	N/A
o Gains on disp. of investments	7.8	2.7	5.1	191.6%	0.6	7.2	1200.8%
o Interest income	36.5	28.8	7.7	26.6%	12.9	23.6	182.8%
o FX transaction gain	7.7	1.2	6.5	554.5%	4.2	3.5	82.9%
o FX translation gain	513.8	8.6	505.2	5882.6%	-56.5	570.3	N/A
o USO Fund	62.3	14.5	47.8	329.4%	-12.2	74.5	N/A
o Others	31.5	36.8	-5.3	-14.3%	36.0	-4.5	-12.4%

•	Non-operating revenue increased, compared to the third quarter of 2004 and the fourth quarter of 2003, benefiting from increase in FX translation gain due to the appreciation of Korean Won against US dollar.

•	USO compensations for both 2003 and 2004 have been finalized and they were more than KT has originally estimated. (KRW 82.6 billion in 2003 and KRW 81.3 billion in 2004) The differences were recognized in the fourth quarter of 2004; thus, USO fund increased compared to the third quarter of 2004 and the fourth quarter of 2003.

< USO Fund >

(KRW billion)

Classification	amount
Finalized compensation in 2003 (A)	82.6
Estimated compensation in 2003 (B)	58.3
Differences (C=A-B)	24.3
Estimated compensation in 2004 (D)	81.3
Compensation recognized until 3Q (E)	43.3
Differences (F=D-E)	38.0
Total compensation recognized in 4Q 2004 (G=C+F)	62.3

D. Non-Operating Expenses

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Non-Operating Expenses	389.8	223.7	166.1	74.3%	297.7	92.1	30.9%
o Interest expense	114.1	124.5	-10.4	-8.3%	104.4	9.7	9.3%
o FX transaction loss	16.2	2.4	13.8	582.6%	2.7	13.5	499.7%
o FX translation loss	54.3	0.8	53.5	6681.7%	-3.0	57.3	N/A
o Loss on equity method	40.5	17.8	22.7	127.5%	43.6	-3.1	-7.2%
o Loss on disp. of fixed assets	26.2	20.6	5.6	27.4%	28.1	-1.9	-6.6%
o Others	138.5	57.6	80.9	140.3%	121.9	16.6	13.6%

•	FX translation loss increased due to foreign currency holdings of US$ 350 million, which is for the redemption of USD denominated EB and BW maturing in January 2005.

•	Loss on equity method increased compared to the third quarter of 2004. Major factor was temporary amortization on goodwill of KRW 40.1 billion due to weak results of KDB.

< Schedule for Amortization on Goodwill >

(KRW billion)

Classification	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

•	Others increased as a result of derivatives translation loss, which were carried out to hedge FX risks.

< Derivatives Translation Loss >

(KRW billion)

Classification	2004	2004 4Q
FX translation gain	589.1	513.8
FX translation loss	66.0	54.3
Derivatives translation loss	144.1	108.1
Net FX translation gain	379.0	351.4

E. Net Income

(KRW billion)

Classification	2004 4Q	2004 3Q	2004 4Q / 2004 3Q		2003 4Q	2004 4Q / 2003 4Q
			amount	Δ %		amount	Δ %
Income before Tax	557.1	379.5	177.6	46.8%	76.4	480.7	629.0%
o Income tax	160.9	75.3	85.6	-25.4%	-5.2	166.1	N/A
o Effective tax rate	28.9%	19.8%	9.0% P		-6.8%	35.7% P
Net Income	396.2	304.2	92.0	30.2%	81.6	314.6	385.4%
EPS (won)
EPS	1,880	1,443	437	30.3%	382	1,498	392.1%
Diluted EPS	1,733	1,231	502	40.8%	348	1,385	398.0%

•	Higher CAPEX lead to a temporary tax credit for investment of 81.5 billion won in the fourth quarter of 2004. However, effective tax rate stood at 28.9%. A factor for the tax increase is the deduction of the total balance of 120.8 billion won in deferred income tax assets as related to loss on equity method on KTF.

•	Net income increased, benefiting from increase in FX translation gain due to the appreciation of Korean Won against US dollar in the fourth quarter of 2004.

•	Normalized net income for the year of 2004 is approximately 1.1 trillion won considering non-recurring gains and losses as below.

< Net Income for FY 2004>

(KRW billion)

Classification	Amount
Net Income (A)	1255.5
(Non-recurring gains and losses)
- FX translation gain	589.1
- FX translation loss	-66.0
- Derivatives translation loss	-144.1
- Impairment losses on deferred income tax assets	-120.8
- Impairment losses on goodwill of KDB	-40.1
Total	218.1
Effective tax rate	30.2%
Total amount after tax (B)	152.2
Normalized Net Income (A-B)	1103.3

F. APPENDIX: Summary of Annual Income Statement

(KRW billion)

Classification	2004	2003	2004 / 2003
			amount	Δ %
Operating Revenue	11,850.8	11,574.5	276.3	2.4%
Operating Expense	9,723.7	10,331.4	-607.7	-5.9%
o Depreciation	2,279.1	2,446.8	-167.7	-6.9%
o Labor	2,284.4	3,337.2	-1,052.8	-31.5%
o Commissions	658.5	612.9	45.6	7.4%
o Sales promotion	372.4	235.5	136.9	58.1%
o Sales commission	235.1	108.8	126.3	116.1%
o Provision for doubtful accounts	239.0	301.1	-62.1	-20.6%
o Advertising	142.9	152.8	-9.9	-6.5%
o Repairs and maintenance	418.5	371.6	46.9	12.6%
o Cost of goods sold	554.8	275.9	278.9	101.1%
o Cost of service provided	1,746.0	1,761.9	-15.9	-0.9%
- Cost of service	493.8	437.7	56.1	12.8%
- LM interconnection	869.6	1,025.2	-155.6	-15.2%
- International settlement	189.9	185.4	4.5	2.4%
- Cost of SI/NI service	192.7	113.6	79.1	69.6%
o Research and development	254.4	232.1	22.3	9.6%
o Others	538.6	494.8	43.8	8.8%
Operating Income	2,127.1	1,243.1	884.0	71.1%
Operating Margin	17.9%	10.7%	7.2% P
EBITDA	4,406.2	3,689.9	716.3	19.4%
EBITDA Margin	37.2%	31.9%	5.3% P
Non-operating Income	988.3	1,132.8	-144.5	-12.8%
o Gain on disposition of investments	40.8	775.9	-735.1	—
o Interest income	102.4	78.6	23.8	30.3%
o FX transaction gain	12.2	13.0	-0.8	-5.9%
o FX translation gain	589.1	7.3	581.8	7969.4%
o USO fund	105.9	66.1	39.8	60.2%
o Others	138.0	191.9	-53.9	-28.1%
Non-operating Expense	1,315.9	1,086.3	229.6	21.1%
o Interest expense	450.7	432.2	18.5	4.3%
o FX transaction loss	25.3	12.6	12.7	100.5%
o FX translation loss	66.0	7.7	58.3	756.6%
o Loss on equity method	235.5	155.3	80.2	51.7%
o Loss on disposition of fixed assets	95.5	86.8	8.7	10.1%
o Others	442.9	391.7	51.2	13.1%
Ordinary Income	1,799.5	1,289.6	509.9	39.5%
Income Tax Expense	544.0	459.5	84.5	18.4%
Net Income	1,255.5	830.1	425.4	51.2%
EPS(won)	5,957	3,841	2,116.0	55.1%
Diluted EPS(won)	5,145	3,344	1,801.0	53.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

KT Corporation

By:	/s/ Wha - Joon Cho
Name:	Wha - Joon Cho
Title:	Managing Director